Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

10160 – 112th Street

Edmonton, AB T5K 2L6

2.	Date of Material Change:

February 21, 2018

3.	News Release:

A news release was issued by Stantec, and disseminated through the facilities of a recognized newswire service on February 22, 2018.

4.	Summary of Material Change:

Stantec announced the appointment of Richard C. Bradeen to the board of directors of the Company effective February 21, 2018.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

On February 21, 2018, Stantec’s board added a new director: Richard C. Bradeen of Montreal, Quebec, a former senior vice president (Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services, and Risk Assessment) for Bombardier Inc. Before that, Mr. Bradeen worked at Ernst & Young for 19 years, holding increasingly senior roles including partner and president of the Corporate Finance Group in Toronto, Ontario. Mr. Bradeen will also serve on the board’s Audit and Risk Committee.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

10160 – 112th Street

Edmonton, AB T5K 2L6

(780) 917-7022

9.	Date of Report:

February 27, 2018.